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Exhibit 23.1

Consent of Independent Auditors

        We consent to the incorporation by reference in the Registration Statements (Form S-3 for the registration of (i) $400,000,000 of its common and preferred stock, No. 333-68493; (ii) 2,383,284 shares of its common stock, No. 333-70111 and (iii) 1,173,232 shares of its common stock, No. 333-30394 and Form S-8 pertaining to the Amended 1997 Stock Option and Incentive Plan) of SL Green Realty Corp. and in the related Prospectus of our report dated February 4, 2003, except for Note 1, as to which the date is December 29, 2003, with respect to the statement of revenues and certain expenses of Rock-McGraw Inc. for the year ended December 31, 2002, included in its Current Report on Form 8-K dated January 6, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
January 5, 2004

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Consent of Independent Auditors